January 25, 2024

Re:	Rentokil Initial plc Form 20-F for the Fiscal Year ended December 31, 2022 Filed April 4, 2023 File No. 001-41524

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Dear Keira Nakada and Rufus Decker:

This letter sets forth the responses of Rentokil Initial plc (the “Company”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Form 20-F for the fiscal year ended December 31, 2022, filed on April 4, 2023 (the “2022 Form 20-F”) contained in the Staff’s letter dated December 20, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company intends to file an Amendment No. 1 to the Form 20-F for the fiscal year ended December 31, 2022 (the “Amended 2022 Form 20-F”) as soon as practicable after the Company receives an indication from the Staff that it is in agreement with the responses to the Comment Letter provided below.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.

Form 20-F for the Fiscal Year ended December 31, 2022

Item 19. Exhibits

Exhibits 12.1, 12.2 and 13.1, page 57

1.	Please provide certifications under Exhibits 12.1, 12.2 and 13.1 that are dated. Refer to instructions 12 and 13 in the Instructions to Exhibits of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment regarding Exhibits 12.1, 12.2 and 13.1 (“Exhibits”) and notes that the dates were omitted from the electronic versions submitted on EDGAR as a result of a clerical error. The Company advises the Staff that the Amended 2022 Form 20-F will include Exhibits that are dated the date of the Amended 2022 Form 20-F.

Consolidated Financial Statements

Consolidated Cash Flow Statement, page F-7

2.	Please relabel the cash generated from operating activities title used throughout your filings, so it is not confusingly similar to net cash flows from operating activities. Cash generated from operations is the title used in the Illustrative Examples to IAS 7. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will relabel the cash generated from operating activities title to cash generated from operations in its Amended 2022 Form 20-F. The Company further notes that beginning with its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 and other subsequent SEC filings (together, “Future Filings”), the Company intends to present its Consolidated Cash Flow Statement reconciling from its operating profit, and will no longer present cash generated from operating activities or cash generated from operations within or outside of its financial statements.

Notes to the Financial Statements, page F-8

3.

Item 10(e)(1)(ii)(C) of Regulation S-K generally prohibits the presentation of non-GAAP measures in the financial statement footnotes. Please remove the non-IFRS measures from your footnotes or tell us how your financial statement footnote disclosure for each non-IFRS measure meets the exception under Item 10(e)(5) of Regulation S-K.

Also, tell us how you comply with all presentation and disclosure requirements for both Item 10(e)(1)(i) of Regulation S-K and all IFRS (or other) guidance you reference. Such measures may include adjusted profit before tax, adjusted income tax expense, effective tax rate, adjusted interest, adjusted cash flow, free cash flow, adjusted free cash flow and adjusted free cash flow conversion on pages F-18, F-36, F-64, F-65 and F-66.

Also, tell us your IFRS basis for including organic revenue measures in your financial statement footnotes and explain why it is appropriate to (a) include estimated revenue of acquired entities for pre-acquisition periods in your organic revenue growth computations, since this estimated revenue does not appear to be yours, (b) treat Terminix inconsistently with your organic revenue growth computation policy and differently from other acquisitions and (c) refer to the estimated revenue as being pro forma, which implies it was prepared pursuant to Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment. In the Company’s Amended 2022 Form 20-F and in Future Filings, the Company will no longer present the following non-IFRS measures within its financial statement footnotes: adjusted profit before tax, adjusted profit after tax, adjusted income tax expense, effective tax rate, adjusted interest, adjusted cash flow, free cash flow, adjusted free cash flow, adjusted free cash flow conversion, and adjusted earnings per share. The Company respectfully notes that it will continue to present, in compliance with Item 10(e)(5) of Regulation S-K, adjusted operating profit within its segment reporting footnote in the Amended 2022 Form 20-F and in Future Filings for so long as the Company’s chief operating decision maker continues to use adjusted operating profit as a measure of segment profit or loss.

The Company respectfully notes that certain non-IFRS measures (namely, adjusted operating profit, adjusted profit before tax, adjusted profit after tax, adjusted earnings per share, free cash flow, adjusted free cash flow and adjusted free cash flow conversion) were disclosed in compliance with Item 10(e)(1)(i) of Regulation S-K in the 2022 Form 20-F within Item 5 Operating and Financial Review and Prospectus. See “Key indicators of performance and financial condition” on pages 204-205 and “Non-IFRS alternative indicative measures” on pages 212-213, in each case of the Annual Report 2022 included as exhibit 15.1 to the 2022 Form 20-F, which are incorporated by reference into the 2022 Form 20-F. In the Amended 2022 Form 20-F, the Company will disclose the additional non-IFRS measures previously disclosed in the financial statement footnotes, in Item 5 Operating and Financial Review and Prospectus in a manner consistent with the existing disclosures in that Item and in compliance with Item 10(e)(1)(i) of Regulation S-K, including reporting the rationale for and reconciliations of adjusted cash flow, adjusted interest, and effective tax rate, which will be relabeled adjusted effective tax rate.

With regards to the Company’s presentation and computation of organic growth, the Company respectfully advises the Staff that it has historically presented this measure, along with the aforementioned non-IFRS measures, within its financial statements in its UK Annual Report in accordance with the relevant UK reporting rules and requirements. Organic growth is also a measure that is regularly communicated to the chief operating decision maker. In the computation, in the first full year post acquisition, estimated pre-acquisition revenues of acquired entities are used in the Company’s standard calculation of organic growth in order to separate acquired revenue from organic improvements/declines as a result of actions of the Company’s management since the acquisition date. As disclosed in the Company’s 2022 Form 20-F, Terminix was treated differently in its organic growth computation. The Company respectfully notes to the Staff that its acquisition of Terminix in 2022 was a significant acquisition using the thresholds set forth in Rule 1-02(w) of Regulation S-X and respectfully directs the Staff to page F-39 of the 2022 Form 20-F where the acquisition is described as a material transaction. The calculation of organic revenue growth was amended to start from January 1, 2022, including periods prior to ownership by the Company, with the intent of showing a longer trend to help users understand the revenue trajectory of the enlarged Company. In response to the Staff’s comment, the Company will remove organic revenue and organic revenue growth measures from its Amended 2022 Form 20-F and Future Filings.

The Company respectfully notes to the Staff that it will continue to present organic revenue and organic revenue growth in accordance with the relevant UK reporting rules and requirements in its UK Annual Report and other relevant communications to UK investors, including communications required to be furnished on a Form 6-K.

The aforementioned pre-acquisition revenues are also used in the computation of acquisition revenues, which are disclosed within Item 5 Operating and Financial Review and Prospects of the 2022 Form 20-F in its discussion of period over period changes. The Company intends to amend such disclosures in the Amended 2022 Form 20-F and Future Filings using amounts derived from post-acquisition revenues included in the Company’s IFRS 3 disclosure.

Finally, the words “pro forma”, noted in part (c) of the Staff’s question will be removed from the Amended 2022 Form 20-F.

The Company intends to effect the changes described herein by removing the disclosures within Item 5 Operating and Financial Review and Prospects currently incorporated by reference from the Annual Report 2022 included as exhibit 15.1 to the 2022 Form 20-F, and instead including such disclosures directly in Item 5 Operating and Financial Review and Prospects in the Amended 2022 Form 20-F, updated only with the aforementioned disclosure changes. Where other disclosures are incorporated by reference into other parts of the 2022 Form 20-F from the Annual Report 2022 included as exhibit 15.1, the Company will include language in the Amended 2022 Form 20-F that specifically excludes any references to organic revenue and organic revenue growth from the disclosures being incorporated by reference.

The Company is currently performing its controls assessment related to disclosure controls and procedures and internal control over financial reporting for the changes referenced.

Please do not hesitate to contact me at stuart.ingall-tombs@rentokil-initial.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Rentokil Initial plc

By:	/s/ Stuart Ingall-Tombs
	Name:	Stuart Ingall-Tombs
	Title:	Chief Financial Officer

cc:	Pamela Marcogliese, Freshfields Bruckhaus Deringer US LLP Ethan Magid, Freshfields Bruckhaus Deringer LLP

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